April 8, 2020

Mark Shamber
Chief Financial Officer
SpartanNash Co
850 76th Street, S.W.
Grand Rapids , Michigan 49518

       Re: SpartanNash Co
           Form 10-K for the Fiscal Year Ended December 28, 2019
           Filed February 26, 2020
           File No. 0-31127

Dear Mr. Shamber:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 26, 2020

General , page 1

1. Please tell us your consideration of including a table of contents which cross references the location of information required by the items of Form 10-K. Refer to
      General Instruction H(2) of Form 10-K.
Note 4. Property and Equipment, page 53

2. Please tell us your consideration of disclosing the amount of depreciation expense for the years provided. Refer to ASC 360-10-50-1.
Note 13. Income Tax, page 67

3. Please tell us your consideration of disclosing the nature of the tax credits utilized in the
      2019 effective income tax rate reconciliation. Refer to ASC 740-10-50-12. Mark Shamber
SpartanNash Co
April 8, 2020
Page 2
Note 17. Reporting Segment Information, page 71

4. Please tell us why depreciation and amortization totals do not agree to depreciation and amortization disclosed in the statements of cash flows. Further, please provide a reconciliation of the total of the reportable segment's depreciation and amortization expense for each segment to your consolidated depreciation and amortization expense.
         Refer to ASC 280-10-50-30.
Item 9A. Controls and Procedures, page 74

5. Please tell us your consideration of disclosing any changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-
3202 with any questions.



FirstName LastNameMark Shamber                                  Sincerely,
Comapany NameSpartanNash Co
                                                                Division of
Corporation Finance
April 8, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName